May 14, 2025

David K. Holeman
Chief Executive Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

       Re: Whitestone REIT
           Registration Statement on Form S-3
           Filed May 9, 2025
           File No. 333-287167
Dear David K. Holeman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Richard Mattern